July 24, 2013

Pamela Long
Assistant Director
Sherry Haywood
Staff Attorney
Era Anagnosti
Staff Attorney

Re:	Explore Anywhere Holding Corp. Preliminary Proxy Statement on Schedule 14A Filed April 15, 2013 File No. 001-33933

Dear Ms. Long:

The following are the responses of the company to your comment letter of June 19, 2013.

General

1. We note your response to comment one in our letter dated May 10, 2013. It is unclear, however, why you are soliciting proxies at this time given that there is no binding contractual obligation between you and Sponsor Me to consummate the transactions contemplated by the draft Share Exchange Agreement. In addition, please explain to us why the shareholders of Sponsor Me who will be exchanging shares in the transaction are not parties to the Share Exchange Agreement and why the Exchange Shares will be issued to Sponsor Me. In this regard, we also note the provisions of Section 1.01(b) of the draft Share Exchange Agreement. We may have additional comments following the review of your response.

Executed share exchange agreement attached as exhibit.   The Agreement has been signed by shareholders in excess of the 80% required to be exchanged in the agreement.

2. As you have not addressed our prior comment one in full, further revise your disclosure to state whether your business will change following the acquisition of Sponsor Me.

Disclosure clarified that the current operations will continue with the addition of the business of Sponsor Me.

3. We note your response to comment two in our letter dated May 10, 2013. Please provide us with a detailed legal analysis explaining:

 why the issuance of company shares to Sponsor Me would be exempt from registration under Section 4(b). Also explain to us what transactional exemption would be available to you in connection with the issuance of the Exchange Shares; and

 why there will be a distribution of Exchange Shares from Sponsor Me to its stockholders and why such distribution would be exempt under Section 3(a)(9).

We may have additional comments following the review of your response.

The shares are being exchanged directly with the Sponsor Me shareholders and thus would fall under Regulation D Rule 506 as there will be fewer than 35 total shareholders involved in the exchange.

4. Please disclose whether the transaction is subject to approval by the shareholders of Sponsor Me.

Individual shareholders of Sponsor Me in excess of 80% (the amount required to be exchanged in the transaction) have already approved the transaction and executed the Exchange Agreeement.

5. We note your response to comment three of our letter dated May 10, 2013. We note, however, that you have not provided, among other things, disclosure pursuant to Items 5, 6, 14(b) and (c) of Schedule 14A. In particular, please observe the requirements to provide (i) the pro forma information pursuant to Items 14(b)(8) through (10) of Schedule 14A, and (ii) information with regard to the acquiring and acquired company pursuant to Items 14(f) and (g) and Items 17(b)(2) through (7) of Form S-4 (refer to Item 14(c) of Schedules 14A). Please revise your disclosures accordingly.

Disclosures revised.

Item 2: 1 For 5 Stock Split

6. We note your revised disclosure in response to comment eight in our letter dated May 10, 2013. As the stock split appears to be contingent on stockholders’ approval of the Sponsor Me acquisition, clearly disclose that the stock split is conditioned on the stockholders’ approval of the share exchange transaction. Please revise the proxy card accordingly. Refer to Exchange Act Rule 14a-4(a)(3).

Clarification added.

7.  In accordance with Item 12(c) of Schedule 14A, please disclose the reasons for the stock split.

Disclosure added to clarify that the Company hopes that the decrease in the number of outstanding shares results in an increase in the market price and thus makes the Company’s stock more appealing to potential sources of funding.

Sample Proxy Card

8. For each matter identified on the proxy card and for which stockholders will be asked to act upon, please revise to state that proxies are being solicited (i) to “approve” the acquisition of Sponsor Me and to “approve” the issuance of 61,204,667 company “shares” in the share exchange; and (ii) to “approve” the 1 for 5 reverse stock split of the company common shares, which action is conditioned on the stockholders’ approval of the acquisition.

Revised to add the “approve” to both sections.

Very truly yours,

Bryan Hammond
Chief Executive Officer
Explore Anywhere Holding Corp.